PRODUCTION, DEVELOPMENT AND DISTRIBUTION AGREEMENT
                                 By and Between
                          Multi-Media Industries Corp.,
                                 Joseph Venneri
                                       And
                        Planet Entertainment Corporation

The purpose of this Agreement is to extend the production, development and distribution agreement between Multi-Media Industries Corporation ("MMIC"), Joseph Venneri ("Venneri") and Planet Entertainment Corporation ("Planet").

1. MMIC hereby enters into a 50/50 production, development and distribution agreement (P&D) with Venneri/Planet for the production, development and distribution of the interactive and regular technology for MMIC's Century Records, a wholly owned subsidiary of MMIC. (The previous agreement with Rev is no longer necessary.) The joint venture will distribute all net revenue from production, development and distribution of the items subject to this Agreement as follows: 50% to MMIC and 50% to Venneri/Planet. It is further agreed that MMIC and Planet will each appoint two (2) member to the management committee, with Venneri to serve as the managing director of said committee.

2. Venneri agrees to produce a minimum of 20 new albums per year for Century Records (MMIC) if funding is made available per Item 3 below.

3. On albums that MMIC agrees to produce and distribute, it will advance $10,000 per album, plus production and distribution costs, if any, to fund each such album. The $10,000 per album advance will be subject to an annual cost of living price adjustment. This advance and all costs associated therewith will be recouped by MMIC prior to distribution per Item 6 below.

4. Venneri will arrange foreign distribution and will receive 10% of the cash receipts, net of returns and allowances from foreign distribution as a distribution royalty. If MMIC requests Venneri to arrange U.S. distribution rights in the future, Venneri's fee will be extended thereto. To the extent that MMIC arranges U.S. distribution, it will receive a comparable 10% fee. The party arranging distribution will be responsible for obtaining publishing clearance.

5. MMIC hereby grants to Venneri a non-exclusive right to use the Century masters (formerly known as the Venneri library), in exchange for Venneri waiving his U.S. distribution rights to Century product. This right will be subject to the Joint Venture (P&D) group having a right of first refusal on any material in the Century library, which may be used by Venneri or Planet. Should MMIC not elect to fund any particular album, Venneri/Planet will have the right to use the Century master for that album at no charge.

         In addition to the non-exclusive rights given Venneri to use the Century record master library (under the terms and conditions of this Agreement), Venneri will also have the right (subject to the Joint Venture (P&D) Group right of first refusal, a similar right to use materials

From MMIC's film library which presently consists of 271 (primarily public domain films) and approximately 1,000 soundies (musical 5 minute clips). To the extent that Venneri, Planet or the Joint Venture (P&D) Group utilizes this film and music material, MMIC will be paid an owner's royalty of 10% of the cash receipts, net of returns and allowances. To the extent that the P&D Group utilizes film or record masters by Planet, Planet will be paid a similar 10% owner's royalty.

6. Net profits, after all expenses, will be distributed on a 50/50 basis, subject to MMIC's recoupment of its expenses per Item 3 above.

7. All other provisions of the original exchange agreement between MMIC, Century Records and Venneri dated December 1, 1996 will remain in effect.

8. This Agreement will be construed according to the laws of the State of Utah and shall be enforceable against MMIC only in a court of competent jurisdiction in Salt Lake County in Utah.

ACCEPTED AND AGREED TO THIS 22nd day of July, 1997.

Planet Entertainment Corporation                Multi-Media Industries Corp.

By /s/ Joseph Venerri, Pres.                    By /s/ Robert Stenquist
   ------------------------------                  --------------------------
       Joseph Venerri                                  Robert Stenquist

Its President                                   Its    Secretary/Treasurer
    -----------------------------                   -------------------------


/s/ Joseph Venerri
---------------------------------
    Joseph Venerri - Individually

                       Multi-Media Industries Corporation


To:          Joe Venerri

From:        Dick Bluestine

Subject:     Production Agreement

Date:        September 10, 1996


The purpose of this memorandum is to confirm our conversation with respect to your production agreement, as follows:

         1. As compensation, you will receive 10% of the cash receipts, net of returns, of the sales from the 10 original albums.

         2. In exchange you will:

              a. Handle complete production of the albums.

              b. Arrange distribution of the albums.

              c. Coordinate joint production with Rev Entertainment.

         3. You may assign the agreement to any entity in which you are a control person.

To:          Dick Bluestine

From:        Joe Venneri

Subject:     Assignment of Production Agreement

Date:        September 10, 1996

Please be advised that I have assigned the referenced production agreement to Planet Entertainment, Inc., a Company in which I am a control person.